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                 May 30, 2024

       Frantz Saintellemy
       Chief Executive Officer
       LeddarTech Holdings Inc.
       4535, boulevard Wilfrid-Hamel, Suite 240
       Qu  bec G1P 2J7 , Canada

                                                        Re: LeddarTech Holdings
Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed May 29, 2024
                                                            File No. 333-279803

       Dear Frantz Saintellemy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Mitchell Austin at 202-551-3574 or Jan Woo at 202-551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Christopher G. Barrett